UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  333-119224

Polypore, Inc.
(Exact name of registrant as specified in its charter)

11430 North Community House Road, Suite 350,
Charlotte, NC  28277
(704) 587-8409
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8 3/4% senior subordinated dollar notes due 2012
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

EXPLANATORY NOTE

On July 31, 2007, the registrant, Polypore, Inc. (“Polypore”), merged with and into Polypore International, Inc. (the “Company”) (the “Merger”).  On the same date, the Company, the Guarantors (as defined therein) and The Bank of New York, as trustee (the “Trustee”), executed the Second Supplemental Indenture (the “Second Supplemental Indenture”) supplementing the Indenture, dated as of May 13, 2004, by and among Polypore, the Guarantors and the Trustee (as amended, supplemented or otherwise modified, the “Indenture”), relating to Polypore’s 8¾% Senior Subordinated Notes due 2012 (the “8¾% Notes”).  Pursuant to the Second Supplemental Indenture, the Company, as successor by merger to Polypore, assumed Polypore’s obligations with respect to the due and punctual payment of the principal of, premium, if any, and interest on all of the 8¾% Notes and the performance of every covenant and all obligations of Polypore under the 8¾% Notes, the Indenture and the Registration Rights Agreement, dated as of May 13, 2004, by and among Polypore, the Guarantors, and the initial purchasers named therein, to be performed or observed on the part of Polypore.  Each of the Guarantors confirmed its obligations under the Indenture, the related guarantees and the 8¾% Notes. As a result of the Merger and the execution of the Second Supplemental Indenture, Polypore is no longer filing reports with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Polypore, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 31, 2007	By:	/s/ Lynn Amos
			Name:	Lynn Amos
			Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.